SUPPL

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS ATJUNE 30, 2006
(PREPARED BY MANAGEMENT)

	June 30, 2006 (UNAUDITED) $	December 31, 2005 (AUDITED) $
ASSETS		
Current		
Cash	17,098	79,258
Marketable securities (Note 2)	16,463	16,463
Accounts receivable	2,078	1,167
Prepaid expenses	1,500	1,500
	37,139	98,388
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	561,880	597,086
Interests in mining properties (Note 4)	1,009,946	1,009,946
Natural gas interests (Note 5)	1,514,264	1,484,529
Investment in technology project	1	1
Capital assets	996	1,280
Total Assets	3,671,129	3,738,133
LIABILITIES		
Current		
Accounts payable	4,541	6,018
Current portion of consulting charge payable	35,100	35,100
	39,641	41,118
Consulting charge payable	70,200	105,300
	109,841	146,418
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,348,936	9,348,336
Contributed surplus (Note 6)	95,770	95,950
Deficit	(5,883,418)	(5,852,571)
	3,561,288	3,591,715
Total liabilities and shareholders' equity	3,671,129	3,738,133

Dlw 8/2

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2006 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Revenue				
Investment and miscellaneous income	1,156	938	2,333	2,248
Gain on sale of marketable securities	–	–	–	56,416
	1,156	938	2,333	58,664
Expenses				
Administrative expenses	19,376	16,314	31,974	25,954
Prospecting and general	288	66	341	292
Amortization	142	142	285	142
	19,806	16,522	32,600	26,388
Net income (loss) before share of net loss of equity investment	(18,650)	(15,584)	(30,267)	32,276
Share of net loss of equity investment	(280)	(300)	(580)	(580)
Net earnings (loss)	(18,930)	(15,884)	(30,847)	31,696
Net earnings (loss) per share – basic and fully diluted (Note 7)	(0.001)	(0.001)	(0.001)	0.001
CONSOLIDATED DEFICIT				
Balance, beginning of period	(5,864,488)	(5,832,582)	(5,852,571)	(5,880,162)
Net earnings (loss)	(18,930)	(15,884)	(30,847)	31,696
Balance, end of period	(5,883,418)	(5,848,466)	(5,883,418)	(5,848,466)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Operating activities				
Net income (loss)	(18,930)	(15,884)	(30,847)	31,696
Items not affecting cash				
Share of net loss of equity investment	280	300	580	580
Amortization	142	142	285	142
Gain on sale of marketable securities	–	–	–	(56,416)
Decrease (increase) accounts receivable	(383)	126	(911)	(6,480)
Decrease in due to director	–	–	–	(35,000)
Increase (decrease) in accounts payable	(7,525)	4,971	(1,477)	26,965
Increase (decrease) in consulting charge payable	–	–	(35,100)	(35,100)
Cash used in operating activities	(26,416)	(10,345)	(67,470)	(73,613)
Investing activities				
Proceeds on sale of marketable securities	–	–	–	71,971
Natural gas interest	(15,085)	(32,035)	(29,735)	(84,465)
Purchase of capital assets	–	(1,707)	–	(1,707)
Investment in subsidiaries	(84)	(70)	34,625	36,490
Cash provided by (used in) investing activities	(15,169)	(33,812)	4,890	22,289
Financing activities				
Issue of shares	600	–	600	80,000
Contributed surplus	(180)	–	(180)	–
Cash provided by financing activities	420	–	420	80,000
Change in cash	(41,165)	(44,157)	62,160	28,676
Cash, beginning of period	58,263	124,006	79,258	51,173
Cash, end of period	17,098	79,849	17,098	79,849

The Company has 54.12% working interest (as at December 31, 2005) in the Sorel-Trois Rivieres natural gas property of seven oil and gas permits of 123,155 hectares (304,316 acres).

The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres property, Petro St-Pierre Inc. ("PSP"), involves four oil and gas permits aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has committed to drilling one well by May 2006, while the other wells are optional. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at June 30, 2006, Talisman has not yet earned equity interest in any of the Farmout permits.

6. Share capital and options

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	No. of shares	Amount
		$
Issued at December 31, 2005	25,053,554	9,348,336
Issued for cash in 2006		
– exercise of stock options	3,000	420
Stock-based compensation value of options exercised in 2006	–	180
Issued at June 30, 2006	25,056,554	9,348,936

At June 30, 2006, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At June 30, 2006, there were 850,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2005:

	Options outstanding	
	Number of shares	Weighted average exercise price
		$
Balance at December 31, 2005	873,000	0.121
Exercised	(3,000)	0.140
Balance at June 30, 2006	870,000	0.121

The following table summarizes outstanding share options at June 30, 2006:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
870,000	–	870,000		0.121

b) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. For the six months ended June 30, 2006, no stock-based compensation cost had been incurred, and the contributed surplus had been reduced by $180 re stock-based compensation value of options exercised in 2006.

7. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	June 30, 2006 $	June 30, 2005 $
Numerator		
Net earnings (loss) for the period – basic and diluted	(30,267)	31,696
Denominator		
Weighted average number of shares – basic	25,055,798	24,802,047
Effect of dilutive shares		
Stock options	870,000	793,000
Weighted average number of shares – diluted	25,925,798	25,595,047
Basic and diluted net earnings (loss) per share	(0.001)	0.001

Due to the loss in the six months ended June 30, 2006, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

8. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $18,000. These fees have been allocated to administrative expenses ($720) and resource properties ($17,280).

b) The second instalment ($35,100) of the consulting charge payable in 5 equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2006.

9. Subsequent events

Sorel-Trois Rivieres natural gas property, Quebec:

a) Drilling by Talisman Energy Canada ("Talisman") on the Company's oil and gas Permit No. 2002PG625 (one of the four Sorel-Trois Rivieres oil and gas permits optioned by Talisman), which started at the end of June 2006, has been completed in mid July 2006. Results are pending on the completion of the drill data analysis in about one to two months' time.

b) The Company and its joint venture partner in the property, Petro St-Pierre Inc., have added to the property, by staking, a new oil and gas permit of about 6,500 hectares (16,000 acres) in the Sorel-Trois Rivieres area.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
FOR THE SIX MONTHS ENDED JUNE 30, 2006 **Dated July 24, 2006**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the six months ended June 30, 2006 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2005 ("2005 Annual MD&A") dated March 30, 2006 are relevant for the period under review and therefore readers are advised to read this with the 2005 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS
This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW
The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, both in the Quebec Province – the 50% owned Malartic gold property of 3 claims of 120 hectares (300 acres) and the 54.12% owned (as at December 31, 2005) Sorel-Trois Rivieres natural gas property (formerly known as the Lac St. Pierre and Sorel natural gas properties) of 7 oil and gas permits of 123,155 hectares (304,316 acres) were maintained in good standing as at June 30, 2006 and to date.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres natural gas property, Petro St-Pierre Inc. ("PSP"), involves four permits aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

   Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. The option extends to April 2010. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at June 30, 2006, Talisman has not yet earned equity interest in any of the Farmout permits.

   Following Altai's grant to Talisman (at the latter's request) of a time extension for the test well drilling from the agreement scheduled date of May 15, 2006 due to permitting delay, Talisman has drilled the test well at oil and gas permit No. 2002PG625 from end of June to mid July, 2006 to a depth of about 1,200 meters. Analysis and evaluation of the drill data may take one to two months.

ii) Altai and PSP's remaining three oil and gas permits aggregating to 49,058 hectares (about 121,200 acres) are under Lake St. Pierre and on the Sorel Islands. To date one third of the three permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

iii) The Company and PSP have added to the property, by staking, a new oil and gas permit of about 6,500 hectares (16,000 acres) in the Sorel-Trois Rivieres area.

iv) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

i) As at June 30, 2006 and to date, the option agreement that Altai Philippines (of which the Company owns 40% equity interest and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest) signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at June 30, 2006 and to date, Crew Gold Corporation, through its wholly owned subsidiary, Crew Minerals Philippines Inc., has not yet put the Negros Island sulfur property that it has optioned from Altai Philippines, into production.

d) In the annual general meeting of the Company's shareholders held in June 2006, Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning have been elected directors.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In the six months ended June 30, 2006, the Company incurred a loss of $30,847 including its share ($580) of the net loss of equity investment in Altai Philippines.

During the period, the major source of funding for its exploration work in the Sorel-Trois Rivieres natural gas property and administrative expenses came from the receipt in January 2006 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines.

The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and are similar in market value in 2006 to date compared to 2005 year end.

OUTSTANDING SHARES

As of July 24, 2006, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	25,056,554	25,055,798
Share options	870,000	870,000
Common shares fully diluted	25,926,554	25,925,798

ATMD&A06Q2

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 25, 2006

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 25, 2006

"Maria Au"

Signature
Secretary-Treasurer